UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:   ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXCERPT FROM ITEM 4 OF THE MINUTES OF THE 352ND GENERAL MEETING OF THE

BOARD OF DIRECTORS, HELD ON JULY 29, 2010

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that item 4 of the Agenda, “2nd Issuance of Debentuers of TNL,” of the Minutes of the 352nd Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on July 29, 2010, at 9:30 a.m., at the meeting room of the Board of Directors, located at Praia de Botafogo, No. 300, 11th Floor, Room 1101, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“As for item (4), Mr. Tarso Rebello Dias presented a proposal for the 2nd issuance of single series debentures, not convertible into shares, by Tele Norte Leste Participações S.A., to be distributed with restricted efforts, pursuant to CVM Instruction No. 476, of January 16, 2009 (“CVM Instruction No. 476”), exclusively to qualified investors, as defined under CVM Instruction No. 476 (“2nd Issuance of Debentures”), in the amount of R$1.5 billion; funds from such issuance must be used to pay commercial promissory notes issued by the Company in May, 2010. The technical characteristics of this transaction include: (a) Borrower: Tele Norte Leste Participações S.A.; (b) Arranger: Banco Itaú BBA, as lead arranger; other financial institutions may be invited by the Company and Banco Itaú BBA to take part in the syndicate of distribution and subscription of the 2nd Issuance of Debentures; (c) Instrument: Single Public Debentures, Not Convertible into Shares; (d) Type: Unsecured; (e) Placement: Restricted Efforts (CVM Instruction No. 476); (f) Price per Unit: R$10 million; (g) Total Volume: R$1.5 billion; (h) Series: single; (i) Firm Guarantee: R$1.5 billion by Banco Itaú BBA S.A.; (j) Payment of Interest: CDI rate + 1.10% per annum; (k) Term: 180 days; (l) Repayment and Payment of Interest: bullet (interest + principal at maturity); (m) Early Redemption: After 120 days of effectiveness, at the sole discretion of the Issuer, in the yield curve; and (n) Arrangement Fee: 0.10% flat. After all clarifications were made, the matter was unanimously approved by the Directors attending the meeting, and the Board of Directors decided to call an extraordinary meeting of shareholders to deliberate on (a) the 2ª Issuance of Debentures; and (b) delegation of powers to the Board of Directors in decisions about or amendments to conditions in the second part of paragraph 1 of article 59 of Law 6,404/1976, as amended; the Board of Directors also delegated to the Board of Executive Officers of Tele Norte Leste Participações S.A. powers to conduct all necessary acts to enter into such transactions, including but not limited to execution of any and all necessary documents.”

A majority of the active members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha - President, Alexandre Jereissati Legey, Cristiano Yazbek Pereira (alternate), Ivan Ribeiro de Oliveira, Fernando Magalhães Portella, Joaquim Dias de Castro (alternate), Marcel Cecchi Vieira, Fábio de Oliveira Moser. Rio de Janeiro, July 29, 2010.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer